EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2014	2013

Profit	$136	$141

Add:
Provision for income taxes	49	43

Profit before income taxes	$185	$184

Fixed charges:
Interest expense	$162	$191
Rentals at computed interest*	1	1

Total fixed charges	$163	$192

Profit before income taxes plus fixed charges	$348	$376

Ratio of profit before income taxes plus fixed charges to fixed charges	2.13	1.96

*Those portions of rent expense that are representative of interest cost.